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                       Filed by PerkinElmer, Inc. pursuant to Rule 425 under the
                                                         Securities Act of 1933.
                                     Subject Company: Packard BioScience Company
                                                  Commission File No.: 000-30385


FOR IMMEDIATE RELEASE
27 September 2001






              PERKINELMER ACQUISITION OF PACKARD BIOSCIENCE COMPANY
                            APPROVED BY SHAREHOLDERS


BOSTON AND MERIDEN, CONN. - PerkinElmer, Inc. (NYSE: PKI) and Packard BioScience Company (NASDAQ: PBSC) jointly announced today that their respective shareholders have voted overwhelmingly in favor of PerkinElmer's acquisition of Packard BioScience.

At a special meeting held September 26, 2001, PerkinElmer's shareholders voted in favor of the issuance of shares of PerkinElmer common stock to Packard BioScience shareholders in accordance with the merger agreement. At a special meeting held on September 27, 2001, Packard BioScience's shareholders voted in favor of the adoption of the merger agreement and the approval of the merger.

The merger remains subject to customary closing conditions and regulatory approvals, including approval by the Federal Trade Commission. PerkinElmer and Packard BioScience expect the transaction to close during the fourth quarter of 2001.

PerkinElmer has filed a Registration Statement on Form S-4 with the SEC relating to PerkinElmer's proposed acquisition of Packard BioScience. The Registration Statement and the Joint Proxy Statement/Prospectus included in the Registration Statement contain important information about PerkinElmer, Packard BioScience, the transaction and related matters. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully.

Investors and security holders may obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus and other documents filed with the SEC by PerkinElmer and Packard BioScience through the Web site maintained by the SEC at WWW.SEC.GOV.

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PERKINELMER ACQUISITION OF PACKARD BIOSCIENCE COMPANY
APPROVED BY SHAREHOLDERS
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In addition, investors and security holders may obtain free copies of the
Registration Statement and the Joint Proxy Statement/Prospectus from PerkinElmer by contacting Diane Basile at (781) 431-4306 or from Packard BioScience by contacting Wayne Richardson at (203) 639-2266.


SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

Statements in this press release regarding the proposed transaction between PerkinElmer and Packard BioScience, the expected timetable for completing the transaction, and any other statements about PerkinElmer or Packard BioScience management's future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words "believes," "plans," "anticipates," "expects," "estimates" and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause PerkinElmer's actual results or events to differ materially from those indicated by such forward-looking statements, including: the ability to consummate the transaction; the ability of PerkinElmer to successfully integrate Packard BioScience's operations and employees; the ability of PerkinElmer to realize anticipated synergies and cost savings from the transaction; a downturn in PerkinElmer's customers' markets or in general economic conditions; PerkinElmer's failure to introduce new products in a timely manner; economic, political and other risks associated with PerkinElmer's international sales and operations; difficulties integrating technologies, displacement by introduction of new technology; operations and personnel of recent acquisitions; competition from third parties, including pricing pressure; governmental regulation; and PerkinElmer's level of debt and the possible incurrence of additional debt in the future and other important factors that may affect actual results which are discussed in detail under the caption "Risk Factors" in the Registration Statement. There are many factors that could cause Packard BioScience's actual results to differ materially from those indicated by such forward-looking statements: Packard BioScience's ability to compete with all of its competitors, Packard BioScience's ability to successfully introduce new products and platforms or to expand the application range for its current products, Packard BioScience's ability to protect its intellectual property, the possibility that Packard BioScience's products may infringe on the intellectual property rights of others, changes in the markets it serves, economic issues such as interest rate and foreign exchange fluctuations and Packard BioScience's ability to attract and retain qualified personnel and other important factors that

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                       Filed by PerkinElmer, Inc. pursuant to Rule 425 under the
                                                         Securities Act of 1933.
                                     Subject Company: Packard BioScience Company
                                                  Commission File No.: 000-30385


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PERKINELMER ACQUISITION OF PACKARD BIOSCIENCE COMPANY
APPROVED BY SHAREHOLDERS
PAGE 3 OF 3


may affect actual results, which are discussed in detail under the caption "Risk Factors" in the Registration Statement. PerkinElmer and Packard BioScience disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this press release.

Packard BioScience is a global developer, manufacturer and marketer of instruments and related consumables and services, and services for use in drug discovery and other life sciences research, such as basic human disease research and biotechnology. Packard BioScience is primarily focused on the rapidly growing areas of drug screening, functional genomics and proteomics.

PerkinElmer, Inc. reported annual revenues of $1.7 billion in 2000. The high technology company, based in Boston, Massachusetts, operates in four businesses
- Life Sciences, Optoelectronics, Instruments, and Fluid Sciences. The Company has operations in over 125 countries, and is a component of the S&P 500 Index. Additional information is available at www.perkinelmer.com or at 1-877-PKI-NYSE.

                                      # # #

FOR MORE INFORMATION:

Investor contacts:                             Media contacts:

Diane J. Basile                                Kevin J. Lorenc
PerkinElmer, Inc.                              PerkinElmer, Inc.
(781) 431-4306                                 (781) 431-4111


Wayne Richardson                               Trish Caldwell
Packard BioScience Company                     Packard BioScience Company
(203) 639-2266                                 (203) 639-2439